UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 7)*

Trilogy Metals Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89621C105

(CUSIP Number)

The Electrum Group LLC

600 Fifth Avenue, 24th Floor

New York, NY 10020

(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 89621C105	Page 2 of 11

1	NAME OF REPORTING PERSONS Electrum Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,604,741
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,604,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,604,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 89621C105	Page 3 of 11

1	NAME OF REPORTING PERSONS The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,604,741 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,604,741 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,604,741 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.41%
14	TYPE OF REPORTING PERSON IA

(1) Consists of common shares held by Electrum Strategic Opportunities Fund L.P.

CUSIP No.: 89621C105	Page 4 of 11

1	NAME OF REPORTING PERSONS ESOF GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,604,741 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,604,741 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,604,741 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.41%
14	TYPE OF REPORTING PERSON OO

(2) Consists of common shares held by Electrum Strategic Opportunities Fund L.P.

CUSIP No.: 89621C105	Page 5 of 11

1	NAME OF REPORTING PERSONS GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 833,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 833,333
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 89621C105	Page 6 of 11

1	NAME OF REPORTING PERSONS Thomas Scott Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,739 (3)
	8	SHARED VOTING POWER 32,438,074 (4)
	9	SOLE DISPOSITIVE POWER 123,739 (3)
	10	SHARED DISPOSITIVE POWER 32,438,074 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,561,813 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.03%
14	TYPE OF REPORTING PERSON IN

(3) Consists of (i) 10,000 of the Issuer’s common shares held by Tigris Financial Group Ltd., over which common shares Mr. Kaplan has sole voting and dispositive power, and (ii) 113,739 of the Issuer’s common shares held directly by Mr. Kaplan.

(4) Consists of 31,604,741 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P., and 833,333 of the Issuer’s common shares held by GRAT Holdings LLC.

(5) Consists of the securities described in Footnotes 3 and 4.

CUSIP No.: 89621C105	Page 7 of 11

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on May 10, 2012, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 to the Schedule 13D filed by the Reporting Persons on December 31, 2012, July 9, 2014, April 23, 2015, June 26, 2015, December 31, 2015 and April 24, 2018 (as amended, the “Schedule 13D”) with respect to the common shares of Trilogy Metals Inc. (the “Issuer”), formerly known as NovaCopper Inc. The purpose of this Amendment is to report (i) changes in the number of common shares beneficially owned by Electrum Strategic Opportunities Fund L.P., an investment fund managed by The Electrum Group LLC, as a result of an acquisition of common shares of the Issuer on April 25, 2023; and (ii) changes in the percentage of the Issuer’s outstanding common shares beneficially owned by the Reporting Persons as a result of changes in the number of outstanding common shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common shares (the “Common Shares”) of Trilogy Metals Inc. (the “Issuer”), a company organized and existing under the laws of the province of British Columbia, Canada. The address of the Issuer’s principal executive offices is Suite 1150, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5.

Item 2. Identity and Background

Items 2(a), 2(b) and 2(c) of the Schedule 13D are hereby amended and restated as follows:

(a) This Statement is being filed by The Electrum Group LLC, a Delaware limited liability company (“TEG Services”), GRAT Holdings LLC, a Delaware limited liability company (“GRAT Holdings”), Electrum Strategic Opportunities Fund L.P., a Cayman Islands exempted limited partnership (“ESOF”), ESOF GP Ltd., a Cayman Islands company (“ESOF GP”), and Thomas S. Kaplan, a natural person and citizen of the United States (“Kaplan” and, collectively, the “Reporting Persons”). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person to the extent applicable.

(b) The principal business address of each of the Reporting Persons is c/o The Electrum Group LLC, 600 Fifth Avenue, 24th Floor, New York, NY 10020.

(c) The principal business of each of GRAT Holdings, ESOF, ESOF GP and Kaplan is to invest in securities and other assets, directly or indirectly. Kaplan is also Chairman and Chief Executive Officer of TEG Services. The principal business of each of TEG Services is to provide investment advisory services.

CUSIP No.: 89621C105	Page 8 of 11

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The source of funds used for the purchase of the common shares reflected in this Amendment was capital contributions from limited partners of ESOF. On April 25, 2023, ESOF acquired 2,181,818 of the Issuer’s common shares for an aggregate purchase price of $1,199,999.90, or $0.55 per common share.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 is incorporated herein by reference.

ESOF acquired the common shares for investment purposes.

As a shareholder of the Issuer, on an ongoing basis, each Reporting Person (to the extent it continues to beneficially own the Issuer’s common shares) will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, one or more Reporting Persons may, from time to time, determine to increase or decrease its ownership of common shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, each Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Each of the Reporting Persons may be deemed to be a member of a “group” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and Rule 13d-54 promulgated thereunder, with the other Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Schedule 13D are hereby amended and restated as follows:

As of April 25, 2023, the Reporting Persons (and each of them) beneficially own the number of common shares set forth below. Percentage ownership is based upon 154,837,574 issued and outstanding common shares of the Issuer.

(a)

(1)	Reporting Persons

Number of shares: 32,561,813
Percentage of shares: 21.03%

(2)	ESOF

Number of shares: 31,604,741
Percentage of shares: 20.41%

(3)	ESOF GP

Number of shares: 31,604,741
Percentage of shares: 20.41%

CUSIP No.: 89621C105	Page 9 of 11

(4)	TEG Services

Number of shares: 31,604,741
Percentage of shares: 20.41%

(5)	GRAT Holdings

Number of shares: 833,333
Percentage of shares: 0.54%

(6)	Kaplan

Number of shares: 32,561,813
Percentage of shares: 21.03%

(b)

(1)	ESOF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,741*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

(2)	ESOF GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,741*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

(3)	TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,741*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

(4)	GRAT Holdings

Sole power to vote or direct the vote: 833,333
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 833,333
Shared power to dispose or direct the disposition: 0

(5)	Kaplan

Sole power to vote or direct the vote: 123,739**
Shared power to vote or direct the vote: 32,438,074***
Sole power to dispose or to direct the disposition: 123,739**
Shared power to dispose or direct the disposition: 32,438,074***

* Consists of common shares held by ESOF.

**Consists of (i) 10,000 of the Issuer’s common shares held by Tigris and (ii) 113,739 of the Issuer’s common shares held directly by Kaplan.

*** Consists of 31,604,741 of the Issuer’s common shares held by ESOF, and (ii) 833,333 of the Issuer’s common shares held by GRAT Holdings.

CUSIP No.: 89621C105	Page 10 of 11

ESOF GP is the general partner of the sole general partner of, and TEG Services is the investment adviser to, ESOF. TEG Services possesses voting and investment discretion with respect to assets of ESOF, including indirect investment discretion with respect to the common shares held by ESOF. The Investment Committee of TEG Services (see Schedule A) exercises voting and investment decisions on behalf of TEG Services. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein. Kaplan is the sole shareholder of, and possesses sole voting and investment discretion with respect to, the assets of Tigris. Kaplan possesses shared voting and dispositive power over the Issuer’s common shares held by ESOF and GRAT Holdings.

(c) Other than the acquisition of 2,181,818 of the Issuer’s common shares described in Item 3, no Reporting Person has effected any transaction in the common shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibit 99.5

99.5 Joint Filing Agreement

CUSIP No.: 89621C105	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2023

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Senior Managing Director

GRAT HOLDINGS LLC

By:	/s/ Thomas S. Kaplan
Name:	Thomas S. Kaplan
Title:	Co-Chief Executive Officer

ELECTRUM STRATEGIC OPPORTUNITIES FUND L.P.

By:	Electrum Strategic Opportunities Fund GP L.P., its general partner
By:	ESOF GP Ltd., its general partner

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Director

ESOF GP LTD.

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Director

/s/ Thomas S. Kaplan